82-3361

02 AUG 29 AM 11:07

02049636

Pernod Ricard

SUPPL

Pernod Ricard announces completion of sale of BWG

Paris, 23 August 2002 – Pernod Ricard is pleased to announce the completion of the sale of BWG Group for 220 million Euros to Electra Partners Europe following the authorisation of the sale by the Department of Enterprise, Trade and Employment in Ireland.
Pernod Ricard was advised in the sale by Société Générale.

Contacts

Alain-Serge Delaitte / Media	Tel: (33 1) 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: (33 1) 40 76 77 33
Barbara M. Burns / New York	Tel : (212) 486 1140

For more information about Pernod Ricard, please visit our website :
www.pernod-ricard.com

dlw 9/5